FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 2, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC - SALE OF PUB PORTFOLIO TO HEINEKEN N.V.

The Royal Bank of Scotland Group plc ("RBS") today announces the sale of its tenanted pub business to Scottish & Newcastle Pub Company (Management) Limited ("S&NPC"), a subsidiary of Heineken N.V.

The business, which comprises 918 pubs across the UK, has been operated since 1999 by S&NPC under a management agreement.

As a result of the sale, RBS received cash proceeds of approximately £422 million including approximately £10 million of accrued earnings owed to RBS pursuant to the management agreement, which has been terminated with immediate effect.

In the year ended 31 December 2010, EBITDA generated under the terms of the management agreement was £45 million. As at 31 December 2010, the business' combined gross asset value was £406 million.

This sale is in line with the asset reduction element of RBS' Non-Core strategic plan. The proceeds received will reduce further the overall funded assets in Non-Core. As at 30 September 2011, RBS had reduced its Non-Core assets to £105 billion since the Non-Core Division's inception in 2009.

RBS Corporate Finance and Sapient Corporate Finance advised RBS on the transaction.

RBS Investor Relations
+44 207 672 1982

RBS Media Relations
+44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   2 December 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary